Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lumos Networks Corp.:

We consent to the use of our report dated March 8, 2013, except as to Note 4, which is as of August 26, 2013, with respect to the consolidated balance sheets of Lumos Networks Corp. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2012, incorporated herein by reference to the Current Report on Form 8-K of the Company dated August 26, 2013, and our report dated March 8, 2013 on the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference to the 2012 Annual Report on Form 10-K of the Company, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Richmond, Virginia
August 26, 2013